                                                                   EXHIBIT 12

                            HERSHEY FOODS CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   (in thousands of dollars except for ratios)
                                   (Unaudited)


                                                    For the Six Months Ended

                                                     June 30,     July 2,
                                                       1996        1995
Earnings:

  Income before income taxes                         $167,382    $156,333

  Add (deduct):

    Interest on indebtedness                           25,337      18,565
    Portion of rents representative of the
      interest factor(a)                                4,161       4,100
    Amortization of debt expense                          116          27
    Amortization of capitalized interest                1,664       1,578


     Earnings as adjusted                            $198,660    $180,603


Fixed Charges:

    Interest on indebtedness                          $25,337    $ 18,565
    Portion of rents representative of the
      interest factor(a)                                4,161       4,100
    Amortization of debt expense                          116          27
    Capitalized interest                                1,470         753


     Total fixed charges                              $31,084    $ 23,445


Ratio of earnings to fixed charges                       6.39        7.70



NOTE:

 (a) Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.